Exhibit 99.3

PHOENIX NEW MEDIA LIMITED

Sinolight Plaza, Floor 16

No. 4 Qiyang Road

Wangjing, Chaoyang District

Beijing 100102

People’s Republic of China

PROXY STATEMENT

General

The board of directors of Phoenix New Media Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on December 20, 2024 at 2:00 p.m. Beijing time (the “AGM”). The AGM will be held at Sinolight Plaza, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China.

This Proxy Statement can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.ifeng.com from November 21, 2024, and the Proxy Form will first be mailed to holders of ordinary shares of the Company on or about November 21, 2024.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person signing such proxy by attending the AGM and voting in person.

Record Date, Share Ownership and Quorum

Only shareholders of record at the close of business on November 21, 2024 (the “Record Date”) are entitled to vote at the AGM. Our class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), that underlie American depositary shares (“ADSs”) are included for purposes of this determination. As of November 21, 2024, 577,453,538 of ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”), were issued, including 317,325,360 Class B Ordinary Shares and 260,128,178 Class A Ordinary Shares. As of November 21, 2024, approximately 256,667,992 Class A Ordinary Shares were represented by ADSs held by JPMorgan Chase Bank, N.A. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the AGM will constitute a quorum for all purposes.

Voting and Solicitation

Each of the Class A Ordinary Shares in issue on the Record Date is entitled to one vote, and each of the Class B Ordinary Shares in issue on the Record Date is entitled to 1.3 votes. A resolution put to the vote at the AGM will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the AGM, or (ii) any one shareholder present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the AGM.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the Ordinary Shares they represent will be voted at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the AGM, or at any adjournment thereof. Abstentions by holders of Ordinary Shares are included in the determination of the number of Ordinary Shares present and voting but are not counted as votes for or against a proposal.

Voting by Holders of ADSs

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares underlying the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with such voting instructions. Under the terms of the deposit agreement, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described two paragraphs below. As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Class A Ordinary Shares at the AGM.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If no ADR Voting Instruction Card is received by JPMorgan Chase Bank, N.A. from a holder of ADSs by 9:00 a.m. (New York City time), December 18, 2024, such holder shall be deemed, and JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to the chairman of the AGM to vote the Class A Ordinary Shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan Chase Bank, N.A. that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSAL 1:

RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

The board of directors proposes to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

The board of directors recommends a vote “FOR” the RECEPTION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023.

PROPOSAL 2:

APPROVAL OF THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AS INDEPENDENT AUDITOR OF THE COMPANY

The audit committee proposes to approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2024.

The board of directors recommends a vote “FOR” the APPROVAL OF the re-appointment of PRICEWATERHOUSECOOPERS ZHONG TIAN LLP as the independent auditor for the fiscal year ending december 31, 2024.

PROPOSAL 3:

AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR

The board of directors proposes to authorize the board of directors to fix the remuneration of the Independent Auditor.

The board of directors recommends a vote “FOR” the authorization of the board OF DIRECTORS to fix the remuneration of the independent auditor.

PROPOSAL 4:

RE-ELECTION OF MR. JERRY JUYING ZHANG AS DIRECTOR OF THE COMPANY

Pursuant to article 87(1) of the Company’s Articles of Association, at each annual general meeting one-third of the directors of the Company for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation, provided that the chairman of our board of directors and/or the managing director shall not, while they hold such office, be subject to retirement by rotation or be taken into account in determining the number of directors of the Company to retire in each year. In addition to any director who wishes to retire, if any, the director(s) to retire shall be those who have been longest in office since their last re-election or appointment and such director(s) shall be eligible for re-election.

As of the date of the AGM, the Company has six directors, including a chairman and a managing directors. Mr. Jerry Juying Zhang, being the director who has been longest in office since his last re-election, will retire at the AGM and offers himself for re-election.

The board proposes to re-elect Mr. Jerry Juying Zhang as director of the Company.

The board of directors recommends a vote “FOR” the RE-ELECTION OF MR. JERRY JUYING ZHANG AS DIRECTOR OF THE COMPANY.

PROPOSAL 5:

AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY

The board of directors proposes to authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The board of directors recommends a vote “FOR” the authorization of EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Yusheng Sun
Yusheng Sun
Chief Executive Officer and Chairman
Date: November 21, 2024